Sheppard, Mullin, Richter & Hampton LLP

Four Embarcadero

Seventeenth Floor

San Francisco, California 94111

415.434.9100 main

415.434.3947 fax

www.sheppardmullin.com

Jason R. Schendel

650.815.2621 direct

jschendel@sheppardmullin.com

July 15, 2021

Via E-Mail and Federal Express

Division of Corporation Finance Office of Manufacturing United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attention SiSi Cheng and Anne McConnell

Re:	DIODES INCORPORATED /DEL/ Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 22, 2021

Form 10-Q for the Quarterly Period Ended March 31, 2021

Filed May 6, 2021

File No. 002-25577

Dear SiSi Cheng and Anne McConnell:

This letter is being delivered to respond to the comments from the staff (the "Staff") of the Securities and Exchange Commission (the “Commission”) provided to Diodes Incorporated, a Delaware corporation (the “Company”), in a letter dated June 30, 2021 (the "Comment Letter") related to the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

The Staff’s comments set forth in the above-mentioned Comment Letter are reproduced below in italics, followed by the Company's responses.

Form 10-K for the Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 39

1.

In your earnings call for the fourth quarter of 2020, you provided detailed discussions on sales by end market. With a view towards future disclosure, please tell us what consideration you gave to providing similar disclosures in your annual and quarterly reports since they provide insight into how management views the business.

Response:  On July 26, 2019, the Staff provided comments to the Company regarding the increased focus on end-user markets, namely industrial, consumer, computing, communications and automotive, in the MD&A section of the Company’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q.  In particular, in the July 26, 2019 letter, the Staff asked the Company to explain its conclusion not to provide comparative revenue by end-user markets as part of the Company’s enterprise-wide disclosures pursuant to the guidance in ASC 280-10-50-40. In response to the Staff’s July 26, 2019 letter, following internal discussion and discussions with the Company’s external advisors, the Company determined to include comparative revenue measurements by end-user markets as part of its enterprise-wide disclosures pursuant to the guidance in ASC 280-10-50-40, as requested by the Staff.  The first such disclosure appeared in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, which the Company filed with the Commission on August 5, 2019.  The Company has consistently provided disclosure of total revenue by end-user market since August 5, 2019 in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.  The Company believes that the discussion in the earnings call for the fourth quarter of 2020 was consistent with the disclosure provided in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020.  The Company will continue to provide comparative revenue by end-user markets in its future SEC disclosures so long as the Company concludes that such disclosure is (a) required pursuant to ASC 280-10-50-40, (b) otherwise required to be disclosed pursuant to United States generally accepted accounting principles or the Staff’s rules and regulations, or (c) likely to be deemed material to the Company’s current and future investors.

Form 10-Q for the Period Ended March 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 23

2.

We note your disclosures that the increase in net sales during the current interim period was driven by growth in certain regions and end markets. We also note your disclosure that this is the first full quarter of revenue from the LSC acquisition. Please revise your disclosures related to changes in net sales to quantify and more fully explain the reasons for changes in net sales during each period presented. For example, please quantify the impact of sales related to the LSC acquisition and better explain the underlying reasons for sales growth in certain regions and end markets.

Response:  In response to the Staff’s comment, the Company confirms that it will expand its net sales disclosure to quantify the impact of net sales growth related to the LSC acquisition and better explain the underlying reasons for net sales growth in certain regions and end-user markets, commencing with the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, which the Company expects to file on or about August 6, 2021.  For the Staff’s reference, the 47.2% increase in net sales for the first quarter of 2021 compared to the first quarter of 2020, reflected in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 which the Company filed with the SEC on May 6, 2021, resulted from the following factors: (a) net sales attributable to the Company’s legacy business that existed prior to the LSC acquisition increased 23.8% when compared to the first quarter of

2020, and (b) net sales from LSC contributed 23.4% to the increase in net sales in the first quarter of 2021 when compared to the first quarter of 2020.

With respect to percentage of total net sales by end-user markets the LSC contribution for the first quarter of 2021 to automotive, industrial, consumer and communication end-user markets was minimal, less than 7% contribution in each of these categories.   With respect to percentage of total net sales by the computing end-user market the LSC contribution for the first quarter of 2021 was approximately 45% of total computing net sales.

The foregoing discussion and analysis related to net sales growth in the first quarter of 2021 will be reflected in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, which the Company expects to file on or about August 6, 2021.  Such Quarterly Report on Form 10-Q will include a similar discussion and analysis for both the second quarter of 2021 and the Company will continue to provide similar disclosures so long as the Company concludes that such information is material to its investors.

If you have any questions with respect to the foregoing, please do not hesitate to contact the undersigned (telephone: (650) 815-2621; email: jschendel@sheppardmullin.com) of Sheppard, Mullin, Richter & Hampton LLP, outside legal counsel to the Company.

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Please indicate receipt of this letter by date stamping the enclosed copy of the first page of this letter and returning it to us in the prepaid, self-addressed envelope provided.

Sincerely, /s/ Jason R. Schendel Jason R. Schendel
for Sheppard, Mullin, Richter & Hampton llp

Enclosures

cc:	Brett R. Whitmire, Diodes Incorporated Steven Tullos, Diodes Incorporated